News Release

Mattson Technology Contact
Andy Moring, Chief Financial Officer
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye, Principal
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE FIRST QUARTER 2011

Revenue of $47 Million Marks Company's 8th Consecutive Quarter of Revenue Growth

FREMONT, Calif. — April 27, 2011 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the fiscal 2011 first quarter, ended April 3, 2011.

First Quarter 2011 Business Highlights:

- First quarter 2011 revenue of $47.0 million increased 14 percent as compared with fourth quarter 2010, marking Mattson Technology's eighth consecutive quarter of revenue growth.

- First quarter loss from operations excluding interest and other income and expenses and tax benefit adjustments was $5.1 million, an improvement of $2.5 million over results for the fourth quarter of 2010.

- Mattson booked and shipped the largest *paradigmE®* etch order in the Company's history, placed by a leading semiconductor manufacturer for volume manufacturing of advanced etch applications.

David L. Dutton, Mattson Technology's president and chief executive officer, noted, "Mattson Technology delivered its 8th consecutive quarter of revenue growth with a 14 percent improvement over the fourth quarter of 2010. This growth was driven by a record order and shipment of our *paradigmE* etch system, which is now in volume production for DRAM and NAND fabs, and strength from our foundry strip business. In the quarter, we introduced the next-generation SUPREMA XP5 strip system, which delivers up to a 50 percent higher throughput than its predecessor, further extending our strip leadership.

"We are now solidly established in three diverse markets, with a significantly larger served available market as compared with that of the previous cycle. Our new positions in these markets, combined with the expected new fab expansions - the first real expansions since 2007 - set the groundwork for a newly defined Mattson Technology." Dutton concluded, "We have furthered our technology leadership and are well positioned to continue to outpace the industry's growth in 2011."

First Quarter 2011 Financial Results

First quarter net sales of $47.0 million increased 14 percent compared with $41.3 million in the fourth quarter of 2010, and 87 percent, compared with $25.2 million in the first quarter of 2010. Gross margin for the first quarter was 30 percent, consistent with gross margin reported in both the fourth quarter of 2010 and the first quarter of 2010. Operating expenses for the first quarter of $19.0 million declined approximately five percent compared with $19.9 million in the fourth quarter of 2010.

Interest and other expense, net, for the first quarter was an unfavorable $1.5 million, primarily a result of currency adjustments to certain accounts pertaining to the strengthening of the Euro in Mattson Technology's European operations. This result was slightly offset by a benefit from income taxes of $0.3 million, due to a release of reserves in one of the Company's foreign subsidiaries.

Net loss for the first quarter was $6.3 million, or $0.12 loss per share, compared with a net loss of $7.9 million, or $0.16 loss per share, for the fourth quarter of 2010, and a net loss of $10.8 million, or $0.22 loss per share, for the first quarter of 2010.

Cash, cash equivalents, short-term investments and restricted cash at the end of the first quarter were $24.4 million, compared with $23 million at the end of the fourth quarter of 2010.

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Wednesday, April 27, 2011, at 2:30 PM Pacific Time (5:30 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2011 first quarter financial results, current business conditions, the near-term business outlook and guidance for the second quarter of 2011. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast. To access the live conference call, please dial (970) 315-0417.

Mattson also will webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: Company expectations with respect to continued growth of its business; growth of the industry and the size of the Company's served available market; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's cash position overall, especially as a result of payments made for inventory and the related collections upon shipment of such inventory; end-user demand for semiconductors, including the growing mobility electronics industry; customer demand for semiconductor manufacturing equipment, including as a result of Greenfield fab plans; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market, to gain market share with such products and the overall mix of the Company's products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: dry strip, rapid thermal processing and etch. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost-effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet:www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		
	April 3, 2011	**December 31, 2010**	**March 28, 2010**
Net sales	$ 47,049	$ 41,259	$ 25,195
Cost of sales	33,105	28,922	17,433
Gross profit	13,944	12,337	7,762
Operating expenses:			
Research, development and engineering	6,515	7,391	6,406
Selling, general and administrative	12,575	12,576	12,373
Restructuring charges	(65)	(50)	16
Total operating expenses	19,025	19,917	18,795
Loss from operations	(5,081)	(7,580)	(11,033)
Interest and other income (expense), net	(1,527)	(343)	456
Loss before income taxes	(6,608)	(7,923)	(10,577)
Provision for (benefit from) income taxes	(334)	(22)	179
Net loss	$ (6,274)	$ (7,901)	$ (10,756)
Net loss per share:			
Basic and Diluted	$ (0.12)	$ (0.16)	$ (0.22)
Shares used in computing net loss per share:			
Basic and Diluted	50,287	50,153	49,984

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	April 3, 2011 (unaudited)	December 31, 2010 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 20,405	$ 19,014
Restricted cash	4,028	4,026
Accounts receivable, net	18,039	24,127
Advance billings	4,810	3,177
Inventories	34,201	34,673
Prepaid expenses and other assets	4,701	5,770
Total current assets	86,184	90,787
Property and equipment, net	13,798	15,011
Other assets	5,700	5,826
Total assets	$ 105,682	$ 111,624
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,909	$ 20,860
Accrued liabilities	16,051	13,452
Deferred revenue	6,746	5,349
Total current liabilities	37,706	39,661
Income taxes payable, non-current	4,028	4,287
Other liabilities	4,987	5,021
Total liabilities	46,721	48,969
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	635,694	634,944
Accumulated other comprehensive income	22,037	20,207
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(560,838)	(554,564)
Total stockholders' equity	58,961	62,655
Total liabilities and stockholders' equity	$ 105,682	$ 111,624

(1) Derived from audited financial statements